June 7, 2007
Ms. April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Via Facsimile: 202-772-9368

Re:	Land O’Lakes, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 15, 2007
File No. 333-84486
Dear Ms. Sifford:
On behalf of Land O’Lakes, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 24, 2007 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2006 (“Form 10-K”) and its quarterly report filed on Form 10-Q for the quarter ended March 31, 2007 (“Form 10-Q”).
For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.
STAFF COMMENT:
1.	Include a discussion of the effect of the reversal of income tax reserves on your reported net earnings, as disclosed in footnote 10 of your financial statements. Refer to Item 303(A)(3)(i) and paragraph 3 of the Instructions to Paragraph 303(A) of Regulation S-K for additional guidance.
MANAGEMENT RESPONSE:
As discussed in Note 10 of Notes to Consolidated Financial Statements on page 100 of the Form 10-K, the Company and the IRS finalized a tax audit during the year. Upon completion of the audit, the Company reversed $13.6 million of reserves which resulted in a reduction in income tax expense for the year ended December 31, 2006. This reversal resulted from tax positions taken in previous years and had no impact on the Company’s liquidity or its current year operating performance.

In the Company’s Forms 10-Q for the periods ended June 30, 2006 and September 30, 2006 on pages 27 and 24, respectively, the impact of the $13.6 million reserve was disclosed. In the Form 10-Q for the period ended March 31, 2007, the Company included a description of income tax expense on page 24. The Company will continue its efforts to expand its income tax disclosure in its Management, Discussion, and Analysis discussion in future filings but respectfully requests that the Company not be required to amend the 2006 Form 10-K.
STAFF COMMENT:
2.	We note on page 115 that you agreed to sell your CPI facility in 2007, and on page 140 that Moark LLC presented certain assets and liabilities of its liquid egg operations as held for sale as of December 24, 2005. Tell us why the results of operations for each of these dispositions was not reported as discontinued operations in your consolidated statements of operations for 2006, and for the quarter ended March 31, 2007 as presented in your Form 10-Q, in accordance with paragraphs 41 to 44 of SFAS 144. In addition, tell us why you did not present the assets and liabilities to be sold related to CPI as assets held for sale as of December 31, 2006, in accordance with paragraphs 30 to 33 of SFAS 144.
MANAGEMENT RESPONSE:
With respect to the Company’s liquid egg and CPI operations, the Company continues to have direct, significant, continuing cash flows with both of the disposed entities. Pursuant to paragraph 42 of SFAS 144, accounting for the disposal of a discontinued operation is not required when the cash flows of the component have not been eliminated from the ongoing operations of the entity after the disposal. EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, paragraph 4 states in part: “If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation.” Direct cash flows, as noted in footnote 1 of EITF 03-13, include cash flows that are directly associated with the revenue-producing activities of an entity. The Company’s MoArk subsidiary supplies a significant amount of shell eggs under an egg supply agreement to the liquid egg facilities sold to Golden Oval Eggs, LLC. Likewise, upon the sale of the CPI facility in April of 2007, the Company entered into a long-term milk supply agreement with Saputo and will be the full raw milk supplier for Saputo to operate this facility. In both instances, the Company recognizes, or expects to recognize, significant, direct cash inflows as a result of a continuation of activities between the ongoing entity and the disposed component, as described in EITF Abstract 03-13 paragraph 6. As a further reference, example 7 of EITF 03-13 illustrates the accounting treatment of entities which enter into supply arrangements with disposed operations. The Company disclosed its continuing milk supply agreement with Saputo in Note 11 of Notes to Consolidated Financial Statements in Form 10-Q for the period ended March 31, 2007.
As part of its year ended December 31, 2006 close procedures, the Company reviewed the six criteria in paragraph 30 of SFAS 144 to determine whether the CPI operations should be classified as held for sale. In performing its assessment, management concluded that certain criteria were not met at the balance sheet date. Specifically, the Company’s board of directors had not approved a plan to sell the assets, as required by criteria (a) in paragraph 30. The earliest date the disposal met all of the criteria for “held for sale” was the date of board authorization which was January 23, 2007. In addition, the Company did not deem an asset sale to be probable as of the balance sheet date, as required by criteria (d) in paragraph 30, as there were significant uncertainties surrounding any potential deal, including, but not limited to, the Company’s ability to successfully negotiate a long-term milk supply agreement. In accordance with paragraph 33 of SFAS 144, the Company continued to classify these long-lived assets as held and used in the December 31, 2006 consolidated balance sheet and also disclosed the relevant information required in paragraph 47 of SFAS 144 in Note 23 of Notes to Consolidated Financial Statements on page 115.
STAFF COMMENT:
3.	Provide details in your financial statements or footnotes for any prepaid and accrued items in excess of five percent of your total current assets or current liabilities. Refer to Rules 5-02.8 and 5-02.20 of Regulation S-X for additional guidance.
MANAGEMENT RESPONSE:
Regulation S-X rule 5-02.7 states that prepaid expenses shall be disclosed on a separate line. Regulation S-X rule 5.02.8 requires additional disclosure for other current assets in excess of five percent of total current assets. All prepaid assets at December 31, 2006 were reported in the consolidated balance sheet prepaid expenses caption, including approximately $300 million of vendor prepayments for future delivery of seed inventories. The Company does not believe additional disclosure is necessary as only prepaid amounts are included in the distinct prepaid expenses caption. There are no amounts in accrued expenses which are in excess of five percent of total current liabilities.
STAFF COMMENT:
4.	Revise your policy footnote to include a disclosure of your accounting policy for discontinued operations and assets held for sale, or tell us why such disclosure is not needed.
MANAGEMENT RESPONSE:
ABP 22, Disclosure of Accounting Policies, paragraph 12 states in part: “disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the determination of financial position, cash flows, or results of operations.” This guidance also emphasizes the disclosure of principles and methods for which there are acceptable accounting alternatives, that are peculiar to an industry, and that are unusual or innovative applications of generally accepted accounting principles. The Company’s accounting policies for discontinued operations and assets held for sale conform to generally accepted accounting principles. Disclosure of these policies would mirror accounting rules and the Company does not believe that further disclosure is necessary pursuant to paragraph 12 of APB 22. The Company will consider whether such disclosures are needed in future filings.
STAFF COMMENT:
5.	Disclose your accounting policy for reporting joint ventures and equity method investments in your financial statements.

MANAGEMENT RESPONSE:
Note 1 on page 89 of Form 10-K includes disclosure of the Company’s accounting policy for investments. This note identifies the use of the equity method of accounting for investments in other companies in which the Company’s voting interest is 20% to 50%. APB18 paragraph 3(d) defines a joint venture as: “a corporation owned and operated by a small group of businesses as a separate and specific business or project for the mutual benefit of the members of the group...” Investments in joint ventures are those whereby the Company has the ability to exercise significant influence and participate in the management of the joint venture. Paragraphs 12 and 16 of ABP 18 state that the equity method of accounting would be the most appropriate accounting in such instances. The Company uses the equity method of accounting for its joint venture arrangements. Accordingly, the Company will revise its disclosure in future filings to include a reference to joint ventures in Note 1 for its investment accounting policy as follows: “The equity method of accounting is used for investments in other companies, including joint ventures, in which the Company has significant influence, but not control, and voting interests of 20% to 50%.”
STAFF COMMENT:
6.	Expand your policy to describe how you measure the intrinsic value of the Variable Appreciation Rights Awards, including a description of the significant assumptions used to determine the intrinsic value, and when compensation cost is measured under such plan.
MANAGEMENT RESPONSE:
Note 12 on page 107 of Notes to Consolidated Financial Statements provides additional disclosure for the Variable Appreciation Rights (VAR) award “Units.” The Company will include a reference to its share-based compensation footnote in Note 1, “Summary of Operations and Significant Account Policies,” in future Form 10-K filings. In addition, as a result of your comment, the Company will enhance the information presented Note 12 in future Form 10-K filings by including the following description of how intrinsic value is measured: “The intrinsic value or computed value of VAR Units is measured at each reporting period as the amount by which the December 31 formula-based price exceeds the exercise price established at the time the Units were granted.” No significant assumptions are required for determining the value of VAR units as the pre-defined formula-based price is calculated using five-year historical data. Therefore, the Company believes no further disclosure regarding assumptions is necessary.
Note 12 on page 107 of Notes to Consolidated Financial Statements includes the following description of when compensation cost is measured under this plan: “The Company recognizes compensation expense for the estimated intrinsic value appreciation of Units over the vesting period using the graded vesting method.” The Company believes its disclosure in Note 12 of Notes to Consolidated Financial Statements addresses the requirement of SFAS 123(R) paragraph 64.

STAFF COMMENT:
7.	Disclose the difference, if any, between the amount at which an equity method investment is carried and the amount of the underlying equity in net assets and the accounting treatment of the difference, as required by paragraph 20.a(3) of Accounting Principles Board Opinion 18.
MANAGEMENT RESPONSE:
At December 31, 2006, there were no material differences between the Company’s investment balance and the Company’s share of the underlying equity in net assets of equity method investments. The most significant difference relates to an investment held by the Company’s MoArk subsidiary for which its proportionate share of the underlying net assets of the entity exceeds its investment basis by approximately $1.0 million. Paragraph 19(b) of APB 18 states that “the difference between the cost of an investment and the amount of underlying equity in net assts of an investee should be accounted for as if the investee were a consolidated subsidiary.” The Company recorded its initial investment at cost at the date of acquisition. This resulted in a permanent difference which the Company does not accrete. The Company will include the disclosures required by paragraph 20.a(3) of APB 18 in future filings if any such material differences arise.
STAFF COMMENT:
8.	We note these certifications are not dated. Please file a full amended Form 10-K for the Fiscal Year Ended December 31, 2006 that includes new dated certifications.
MANAGEMENT RESPONSE:
The Company included a date in the first sentence of the certifications contained in Exhibits 32.1 and 32.2. The intent of the date in this sentence is to reference the certification date and the filing date. The Company will revise its placement of the certification date in future filings to be consistent with Exhibits 31.1 and 31.2 and respectfully requests that the Company not be required to amend the 2006 Form 10-K.
CLOSING COMMENTS
In connection with our responses to the SEC’s comments above, we acknowledge that:
-	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federalsecurities laws of the United States.

We hope that this letter responds adequately to the Staff’s comments. If you have any further comments or questions, please contact me at (651) 481-2710. Thank you for your time and consideration.
Sincerely,
/s/ Dan Knutson
Senior Vice President and Chief Financial Officer

Cc:	Gary Newberry
Ryan Milne